To:

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:

Correspondence Letter regarding NousLogic Healthcare Inc. Form 1-A and Comment Letters

File No. 024-11398

5 May 2021

Please find this correspondence letter and updated EDGAR filling to include Form 1-A, Offering Circular, and attachments as our answer your Comment Letter dated 29 April 2021. We trust you will find the answers complete and satisfactory and will approve our offering in short order. Please feel free to contact Gavin West directly with any additional questions generated by this review.

Comment 1

Part III - Exhibits, page 52

Please refer to prior comment 1. Please amend the filing to include currently-dated consents from each of the auditors. In addition, the consent of Omar Alnuaimi on the 2019 and 2018 financial statements should be revised to state the audit report was dated February 9, 2021 and was reissued on March 24, 2021

Answer 1

The Independent Auditor Consents have been updated to reflect the date of this filling, May 5th, 2021. In addition, the consent of Omar Alnuaimi for 2018 an 2019 has been amended to reflect that his audit was “dated on Feb 9 2021 and was reissued on March 24, 2021”.

Sincerely,

Gavin West